Filed by Asterias Biotherapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Corporation:
Asterias Biotherapeutics, Inc.
Commission File No.: 001-36646

Dear Fellow Shareholder,

You recently received proxy materials in connection with the special meeting of stockholders of Asterias Biotherapeutics to be held on March 7, 2019.  According to our latest records, your PROXY VOTE for this meeting HAS NOT YET BEEN RECEIVED.

The Company is asking stockholders to approve the merger with BioTime, Inc.  This transaction can create substantial value for Asterias stockholders and the Company’s clinical programs.  The stock merger structure provides Asterias stockholders the ability to continue their investment in the Company’s clinical programs in spinal cord injury and non-small cell lung cancer as part of a larger, more diversified company with greater resources.

Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis) are widely recognized as the leading independent voting and corporate governance advisory firms.  Their analysis and recommendations are relied on by many major institutional investment firms, mutual funds and fiduciaries around the globe.  Both ISS and Glass Lewis have recommended Asterias stockholders vote “FOR” the merger with BioTime.

If the Merger is completed, holders of Asterias Common Stock will be entitled to receive 0.71 BioTime Common Shares for each share of Asterias Common Stock they hold at the effective time of the Merger.

THE BOARD OF DIRECTORS RECCOMENDS A VOTE “FOR” THE MERGER

Regardless of the number of shares you own, it is important that they be represented at the annual shareholders meeting. Your vote matters to us and we need your support.

YOUR BROKER WILL NOT VOTE YOUR SHARES IF THEY DON’T RECEIVE INSTRUCTIONS FROM YOU  PLEASE VOTE YOUR SHARES NOW SO YOUR VOTE CAN BE COUNTED WITHOUT DELAY

You still have time to vote by telephone or the internet.  For telephone voting please call the toll free number shown on the front of your voting instruction form.  To vote by internet please go to www.proxyvote.com.  There is a control number on the front of your voting instruction form.  Please have the control number ready when you call or log on and then follow the easy step-by-step instructions.

YOUR PARTICIPATION IS IMPORTANT - PLEASE VOTE TODAY!

If you are an Asterias stockholder and you have questions regarding the merger and require assistance with voting, please contact our proxy solicitor Advantage Proxy toll free at 1-877-870-8565 or by email at ksmith@advantageproxy.com.

We appreciate your support.

IF YOU HAVE RECENTLY MAILED YOUR PROXY OR CAST YOUR VOTE BY PHONE OR OVER THE INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST